January 25, 2007

Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Collins:

Attached for your review is what Acies proposes as the revised text for the selected sections of its forthcoming Form 10-KSB for the fiscal year ending March 31, 2007. The disclosures have been revised and, in our opinion much improved, over those from our prior Forms 10-KSB. The changes reflected herein have been based on both our on-going dialogue and correspondence with the Commission, as well as general improvements we are always striving for in our disclosures. Some of these improvements have been reflected to some extent in our recent Form 10-QSB filings. One caveat which is obvious is that anything can happen between now and our March 31 year-end so, therefore, and on the basis of that possibility, the attached must be considered as being subject to change.

Please let me know if you have any questions or comments, or if you require further information. I look forward to hearing from you.

Sincerely,

/s/ Jeffrey A. Tischler

Jeffrey A. Tischler
Executive Vice President and Chief Financial Officer

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form 10-KSB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," “will,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of such forward-looking statements, in that such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause our actual results, performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

1.	Our ability to attract and retain management;

2.	Our ability to integrate and maintain technical information and management information systems;

3.	Our ability to generate customer demand for our services;

4.	The intensity of competition; and

5.	General economic conditions.

The foregoing is not intended to be an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by Acies Corporation. Investors are encouraged to review the “Risk Factors” set forth below in Item 1.

All written and oral forward-looking statements made in connection with this Form 10-KSB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements .

Our fiscal year ends on March 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

COMPANY HISTORY

Our principal subsidiary, Acies, Inc., was incorporated in the State of Nevada on April 22, 2004 as GM Merchant Solutions, Inc. We changed our name to Acies, Inc. on June 23, 2004. On June 28, 2004, we purchased substantially all of the assets of GM Merchant Solution, Inc. ("GM-NY") and GMS Worldwide, LLC ("GMS-NY"). Mr. Oleg Firer, Mr. Yakov Shimon and Mr. Miron Guilliadov had been engaged in the payment processing business through GM Merchant Solution, Inc. and/or GMS Worldwide, LLC since August 2002. Mr. Firer is currently our Chairman, President and Chief Executive Officer, and Mr. Shimon is currently our Vice President of Technology and Data Management. Mr. Guilliadov was our Vice President of Sales until his resignation on May 26, 2006.

On July 2, 2004, Atlantic Synergy, Inc. ("Atlantic") acquired approximately 99.2% of the issued and outstanding common stock of Acies, Inc. in exchange for approximately 26,150,000 newly issued shares of Atlantic's common stock (the "Exchange"). In connection with, and subsequent to, the Exchange, Atlantic transferred all of its assets held immediately prior to the Exchange, subject to all of the Atlantic's then existing liabilities, to Terence Channon, Atlantic's former President and Chief Executive Officer, in consideration for Mr. Channon's cancellation of 4,285,000 shares of Atlantic's common stock and the cancellation of 200,000 shares of Atlantic's common stock held by a third party.

On June 28, 2004, Acies, Inc. acquired the cash, accounts receivable, office equipment, furniture, computer hardware and software, and goodwill and other intangible property (including customer lists, leases, and material contracts) of GM-NY and GMS-NY in exchange for Acies, Inc. common stock, which was subsequently exchanged for Atlantic's common stock. As a result of these transactions, Messrs. Firer, Shimon and Guilliadov jointly controlled GM-NY, GMS-NY, Acies, Inc. and Atlantic.

In November 2004, Atlantic changed its name to Acies Corporation (“Acies” or the “Company”).

DESCRIPTION OF PRINCIPAL PRODUCTS AND SERVICES

Acies Corporation ("Acies"), through its wholly owned subsidiary Acies, Inc., is engaged in the business of providing payment processing solutions to small and medium size merchants across the United States. Through contractual relationships with third parties to whom we outsource the providing of certain services, Acies is able to offer complete solutions for payment processing, whereby we consult with merchants to best determine their hardware and software needs; provide transaction authorization, settlement and clearing services; perform merchant acceptance and underwriting functions; program, deploy and install traditional and next-generation point-of-sale (POS) terminals; assist in the detection of fraudulent transactions; and provide customer and technical support and service on an on-going basis. We are a registered member service provider of JP Morgan Chase Bank and a Strategic Partner of Chase Paymentech Solutions, LLC.

Acies' payment processing services enable merchants to process Credit, Debit, Electronic Benefit Transfer (EBT), Check Conversion, and Gift & Loyalty transactions. Our card processing services enable merchants to accept traditional card-present transactions, including "swipe" and contactless transactions, as well as card-not-present transactions made by Internet or by mail, fax or telephone.

We outsource certain services to third parties, including the receipt and settlement of funds. In addition, we outsource for a fee certain underwriting and acceptance functions, effectively insuring against risk for entire processed transaction amounts relating to merchant fraud (while retaining the risk related to the fees representing our revenue stream and associated costs) . By doing so, we intend to maintain an efficient operating structure which allows us to expand our operations without having to significantly increase fixed costs or retain certain risks associated with acceptance and underwriting of merchant accounts.

We derive the majority of our revenues from fee income related to transaction processing, which is primarily comprised of a percentage of the dollar amount of each transaction processed, as well as a flat fee per transaction. In the event that we have outsourced any of the services provided in the transaction, we remit a portion of the fee income to the third parties that have provided such outsourced services.

We market and sell our services primarily through an indirect sales channel, i.e., through independent sales agents and organizations. In addition, we market services through our direct channel, which is comprised of a limited in-house sales team.

Our cost of revenues is comprised principally of interchange and association fees which are paid to the card-issuing bank and card association, and fees paid to third parties that have provided outsourced services. The fees paid are based upon fixed pricing schedules (certain detailed costs are fixed on a per transaction and/or event basis, while others are fixed as a percentage of the dollar volume of the transaction), which are subject to periodic revision, and are without regard to the pricing charged to the merchant. Fee structures with third parties providing outsourced services are reviewed, renegotiated and/or revised on a periodic basis, and are based on mutually agreed-to expectations relating to, for instance, minimum new business volume placed within specified periods which, if not met, would result in additional charges to be paid by Acies.

Although Acies initiates and maintains the primary relationships with the merchants whose transaction processing results in our revenues, including generally having control over pricing and retaining risk as it relates to the fees comprising our revenue stream, merchants do not have written contracts with Acies, and instead have contractual agreements with the third-party processor (e.g., Chase Paymentech) to whom Acies outsources, and relies on to perform, certain services on our behalf.

Our fiscal year ends on March 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

Our principal executive offices are located at 14 Wall Street, Suite 1620, New York, NY 10005 and our telephone number is (800) 361-5540. We are incorporated in the State of Nevada.
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MARKET OVERVIEW

The payment processing industry is an integral part of today's worldwide financial structure. The industry is continually evolving, driven in large part by technological advances. The benefits of card-based payments allow merchants to access a broader universe of consumers, enjoy faster settlement times and reduce transaction errors. By using credit or debit cards, consumers are able to make purchases more conveniently, whether in person, over the Internet, or by mail, fax or telephone, while gaining the benefit of loyalty programs, such as frequent flyer miles or cash back, which are increasingly being offered by credit or debit card issuers.

Consumers are also beginning to use card-based and other electronic payment methods for purchases at an earlier age in life, and increasingly for small dollar amount purchases. Given these advantages of card-based payment systems to both merchants and consumers, favorable demographic trends, and the resulting proliferation of credit and debit card usage, we believe businesses will increasingly seek to accept card-based payment systems in order to remain competitive.

According to The Nilson Report, total expenditures for bank card transactions by U.S. consumers was $1.8 trillion in 2004, or 32% of all consumer payments, and is expected to grow to $3.1 trillion by 2007, or 42% of all consumer payments. According to the 2005/2006 Study of Consumer Payment Preferences conducted by the American Bankers Association and Dove Consulting, a division of Hitachi Consulting, cash and checks now account for only 45 percent of consumers’monthly payments, down from 57 percent in 2001, and 49 percent in 2003.

Our management believes that cash transactions are becoming progressively obsolete. The proliferation of bank cards has made the acceptance of bank card payments a virtual necessity for many businesses, regardless of size, in order to remain competitive. In addition, the advent and growth of e-commerce have marked a significant new trend in the way business is being conducted. E-commerce is dependent upon credit and debit cards, as well as other cashless payment processing methods.

The payment processing industry continues to evolve rapidly, based on the application of new technology and changing customer needs. We intend to continue to evolve with the market to provide the necessary technological advances to meet the ever-changing needs of our market place. Traditional players in the industry must quickly adapt to the changing environment or be left behind in the competitive landscape.

COMPETITIVE BUSINESS CONDITIONS

We are committed not only to servicing clients' current processing needs, but also to being amongst the first to make available new technologies that may improve our merchants’ respective competitive positions. We are committed to gaining the expertise and relationships to adopt and implement new technologies that we believe may differentiate our service offerings.

The credit, charge and debit card transaction processing services business is highly competitive. Many of our current and prospective competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition and/or more established relationships in the industry than we have. Because of this our competitors may be able to adopt more aggressive pricing policies than we can, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services. Because of the high levels of competition in the industry and the fact that other companies may have greater resources, it may be impossible for us to compete successfully. However, we seek to differentiate Acies through our consultative approach, recommending and implementing the best possible overall payment processing solutions, tailored to merchants’ specific needs.

TARGET MARKETS

We provide services principally to small- to medium-size merchants in retail, restaurant, supermarket, petroleum and hospitality sectors located across the United States. The small merchants we serve typically process on average $__,000 a month in credit card transactions and have an average transaction value of approximately $__ per transaction. These merchants have traditionally been underserved by larger payment processors. As a result, these merchants have historically paid higher transaction fees than larger merchants and have not been provided with tailored solutions and on-going services that larger merchants typically receive from larger processors.

We believe that we have developed significant expertise in industries that we believe present relatively low risk as customers are generally present and the products or services are generally delivered at the time the transaction is processed. These industries include “brick and mortar” retailers, hospitality, automotive repair shops, food stores, petroleum distributors and professional service providers. As of March 31, 2007, approximately __% of our merchants were “brick and mortar” retailers, __% were hospitality merchants, __% were professional service providers, __% were automotive sales and repair shops, __% were food stores and __% were gas stations and petroleum distributors.

DISTRIBUTION METHODS

We have adopted what we believe to be an uncomplicated sales strategy enabling us to establish additions to our sales force in a quick, inexpensive manner. We market and sell our services primarily through relationships with independent sales agents and organizations. These agents and organizations act as a non-employee, external sales force in communities throughout United States. We also market services through a limited in-house sales team consisting of full-time employees, which focuses primarily on niche vertical markets, large national accounts, tele-sales, and small- to medium-size merchants in New York, New Jersey and Connecticut.

Our independent sales agents and organizations are principally compensated by receiving on-going monthly residual payments based on a percentage of transaction-based revenues less expenses relating to merchant accounts they have brought to Acies. This stream of residual payments is paid to them indefinitely, assuming that the merchant is still processing through Acies, and that the agent continues to serve the merchant’s needs. In-house sales persons generally receive a salary and a small residual payment for as long as the merchant is processing through Acies and the sales person is still employed by Acies.

RELATIONSHIPS WITH SPONSORS AND PROCESSORS

Through contractual relationships with third parties to whom we outsource the providing of certain services, Acies is able to offer complete solutions for payment processing. We consult with merchants to best determine their hardware and software needs; provide transaction authorization, settlement and clearing services; perform merchant acceptance and underwriting functions; program, deploy and install traditional and next-generation point-of-sale (POS) terminals; assist in the detection of fraudulent transactions; and provide customer and technical support and service on an on-going basis. We are a registered member service provider of JP Morgan Chase Bank and a Strategic Partner of Chase Paymentech Solutions, LLC.

Sponsor Bank

In order to provide processing services for Visa and MasterCard transactions, we must be sponsored by a financial institution that is a principal member of the Visa and MasterCard associations. The sponsor bank must register us with Visa as an Independent Sales Organization and with MasterCard as a Member Service Provider.

We currently have an agreement with Chase Merchant Services, LLC and JPMorgan Chase Bank (“JPMorgan”) to sponsor us for membership in the Visa and MasterCard associations. Under this agreement, JPMorgan settles bank card transactions for our merchants. We entered into a five-year agreement with JPMorgan in December 2002, which expires in December 2007, and is renewable for one-year periods thereafter. At the end of the initial term of the agreement, in December 2007, Acies will have the contractual capability of selling any or all of our merchant accounts for which certain services are outsourced to Chase, should we choose to do so. As the result of a recent merger, Chase Merchant Services, LLC is now known as Chase Paymentech Solutions, LLC.

Third-Party Processors

It is only through contractual arrangements with third-party processors that we have the capabilities to provide critical payment processing services to our merchants.

We have agreements with several third-party processors to provide to us on a non-exclusive basis payment processing and transmittal, transaction authorization and data capture services, and access to various reporting tools. These third-party processors include First Data Corporation and Chase Paymentech Solutions, LLC. Our agreements with third-party processors require us to submit a minimum monthly number of transactions or volume for processing. If we submit a number of transactions or volume that is lower than the minimum, we are required to pay them fees that they would have received if we had submitted the required minimum volume of transactions. Our agreement with First Data Corporation is part of an agreement with Chase Merchant Services, LLC and JPMorgan Chase Bank, which expires in December 2007, and is renewable for one-year periods thereafter.

We also have processing agreements with Paymentech, L.P., which expires in October 2009, and is renewable for one-year periods thereafter. As the result of a recent merger, Paymentech, L.P. has merged with the former Chase Merchant Services, LLC in the formation of Chase Paymentech Solutions, LLC. Although these processing companies have combined under one parent entity, they have not as yet integrated from an operational standpoint, and Acies maintains separate operational and financial relationships with each of these third-party processors.

CUSTOMER SERVICE

We are the primary point of contact for our merchants’ payment processing needs, and customer service is therefore a central part of our business plan. From our consultative, total solution approach to handling both routine and complex on-going service issues, we believe that a commitment to superior customer service maximizes the value of our services. In addition, the competitive nature of our business calls for special attention to merchant retention. Through the level of service we provide we endeavor to minimize merchant attrition. This focus on understanding and servicing the varying needs of our different customers is the cornerstone of our business.

DEPENDENCE ON ONE OR A FEW CUSTOMERS

We are not dependent on any one or a few customers. No one existing merchant account represents more than 2% of our revenue. Our customer base consists of small to medium-size businesses spread throughout various industries and across the United States.

PATENTS, TRADEMARKS & LICENSES

On June 7, 2005, the United States Trademark Office published a notice of publication for “Acies” in the Official Gazette for opposition purposes. The public had until July 7, 2005 to file oppositions or requests for extensions against our proposed trademark. As neither type of document was filed with the United States Trademark Office, the Commissioner of Patents and Trademarks issued a Notice of Allowance on August 30, 2005, indicating that our proposed trademark is entitled to register. A Statement of Use needs to be filed for finalization of the trademark registration. On September 26, 2006, Acies was granted an extension of time until March 1, 2007 to file a Statement of Use. [To be updated]

On June 1, 2005, Acies filed a service mark application with the United States Patent and Trademark office for the use of the name SalesCentral, which is our proprietary Internet-based system designed to improve the effectiveness of our sales force, customer service, and the management of our business.

GOVERNMENTAL REGULATIONS

Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting additional laws and regulations restricting the purchase, sale and sharing of personal information about customers. The laws governing privacy generally remain unsettled and it is difficult to determine whether and how existing and proposed privacy laws will apply to our business. Several states have proposed legislation that would limit the uses of personal information gathered using the Internet. Congress has also considered privacy legislation that could regulate use of consumer information obtained over the Internet or in other ways. While we believe that our business model minimizes our accessing, transmitting and storing customer information, if legislation is passed by the individual states or Congress it would likely raise our cost of revenues, which would decrease our net profit and could lead to a decrease in the value of our securities.

EMPLOYEES

As of June __, 2007, we have __ full time employees and engage consultants from time to time. We have no collective bargaining agreements with our employees and believe our relations with our employees are good.

RISK FACTORS

In addition to other information contained in this Form 10-KSB, the following Risk Factors should be considered when evaluating the forward-looking statements contained in this Form 10-KSB.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

WE DEPEND ON VISA AND MASTERCARD REGISTRATION AND FINANCIAL INSTITUTION SPONSORS AND WE MUST COMPLY WITH THEIR STANDARDS TO MAINTAIN REGISTRATION. THE TERMINATION OF OUR REGISTRATION COULD REQUIRE US TO STOP PROVIDING PROCESSING SERVICES ALTOGETHER.

Our designation with Visa and MasterCard as a member service provider is dependent upon the sponsorship of member clearing banks, including JP Morgan Chase and Paymentech, LP, and our continuing adherence to the standards of the Visa and MasterCard credit card associations. In the event we fail to comply with these standards, Visa or MasterCard could suspend or terminate our designation as a member service provider. If these sponsorships are terminated and we are unable to secure a bank sponsor, we will not be able to process bankcard transactions. Because of the fact that the vast majority of the transactions we process involve Visa or MasterCard, the termination of our registration or any changes in the Visa or MasterCard rules that would impair our registration could require us to stop providing processing services altogether. This would severely impact our revenues, and with that the value of our Company.

WE DEPEND ON SALES AGENTS THAT DO NOT SERVE US EXCLUSIVELY AND HAVE THE RIGHT TO REFER MERCHANTS TO OUR COMPETITORS.

We rely primarily on the efforts of independent sales agents ("Sales Agents") to market our services to merchants seeking to establish an account with a payment processor in order to accept Credit, Debit, Electronic Benefit Transfer (EBT), Check Conversion and Gift & Loyalty transactions. Sales Agents are classified as either individuals or companies that seek to introduce both newly established and existing small, medium and large businesses including retailers, restaurants, supermarkets, petroleum stations and e-commerce retailers. Most of the Sales Agents that refer merchants to us are non-exclusive to us and therefore most of them have the right to refer merchants to other service providers. Our failure to maintain our relationships with our existing and future Sales Agents, and to recruit and establish new relationships with other Sales Agents, could adversely affect our revenues and growth, and increase our merchant attrition. This would lead to an increase in cost of revenues for us which would adversely impact net income.

INCREASES IN INTERCHANGE RATES MAY ADVERSELY AFFECT OUR PROFITABILITY.

Visa and MasterCard routinely increase their respective interchange rates each year. Interchange rates are also known as discount rates that are charged for transactions processed thru Visa and MasterCard. Although we historically have reflected these increases in our pricing to merchants, there can be no assurance that merchants will continue to assume the entire impact of future increases or that transaction processing volumes will not decrease and merchant attrition increase as a result of these increases. If interchange rates increase to a point where it becomes unprofitable for us to enable merchants to accept Visa and MasterCards it would cause an increase in our cost of revenues and potentially make it unprofitable for us to continue without a change in our business plan.

INCREASES IN PROCESSING COSTS MAY ADVERSELY AFFECT OUR PROFITABILITY.

We are subject to certain contractual volume obligations that if not met, will cause our processing cost to increase and may therefore adversely affect our ability to attain and retain new and existing merchants. More information about our contractual obligations is located in the section entitled "Liquidity and Capital Resources".

WE HAVE HAD LOSSES SINCE WE HAVE BECOME A PUBLIC REPORTING COMPANY

We have incurred losses and experienced negative operating cash flow each year since we have become a public reporting company in April 2002. For our fiscal years ended March 31, 2007 and March 31, 2006, we had a net loss of $(XXX,XXX) and $(YYY,YYY), respectively, and we have had negative operating cash flow of $(XXX,XXX) and $(YYY,YYY), respectively.

There is no assurance that we will be profitable; however, subject to continued revenue growth, we anticipate our operating results to substantially improve over the next twelve months. Continued losses will require us to seek additional debt or equity financing. If such financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable we may be required to restrict growth.

HIGH LEVELS OF COMPETITION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The credit, charge and debit card transaction processing services business is highly competitive. Many of our current and prospective competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition and/or more established relationships in the industry than we have. Because of this our competitors may be able to adopt more aggressive pricing policies than we can, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services. Because of the high levels of competition in the industry and the fact that other companies may have greater resources, it may be impossible for us to compete successfully.

INCREASED MERCHANT ATTRITION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We experience attrition in our merchant base in the ordinary course of business resulting from several factors, including business closures and losses to competitors. Despite our retention efforts, increased merchant attrition may have a material adverse effect on our financial condition and results of operations. If we are unable to gain merchants to replace the ones we lose, we may be forced to change, curtail or abandon our business plan.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL FLUCTUATIONS IN CONSUMER SPENDING PATTERNS.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, revenues have been weaker during the first two quarters of the calendar year and stronger during the third and fourth quarters. If, for any reason, our revenues are below seasonal norms during the third or fourth quarter, our net income could be lower than expected. This could lead to a decrease in the value of our common stock.

WE MAY BECOME SUBJECT TO CERTAIN STATE TAXES FOR CERTAIN PORTIONS OF OUR FEES CHARGED TO MERCHANTS.

We, like other transaction processing companies, may be subject to state taxation of certain portions of our fees charged to merchants for our services. Application of this tax is an emerging issue in the transaction processing industry and the states have not yet adopted uniform guidelines. If in the future we are required to pay such taxes and are not able to pass this expense on to our merchant customers, our financial condition could be adversely affected.

WE MAY BE SUBJECT TO LIABILITY DUE TO SECURITY RISKS BOTH TO USERS OF OUR MERCHANT SERVICES AND TO THE UNINTERRUPTED OPERATION OF OUR SYSTEMS.

Security and privacy concerns of users of electronic commerce such as our merchant services may inhibit the growth of the Internet and other online services as a means of conducting commercial transactions. We rely on secure socket layer technology, public key cryptography and digital certificate technology to provide the security and authentication necessary for secure transmission of confidential information. However, various regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. While we believe that our business model minimizes our accessing, transmitting and storing consumer information, because some of our activities may involve the storage and transmission of confidential personal or proprietary information, such as credit card numbers, security breaches and fraud schemes could damage our reputation and expose us to a risk of loss and possible liability. In addition, our payment transaction services may be susceptible to credit card and other payment fraud schemes perpetrated by hackers or other criminals. If such fraudulent schemes become widespread or otherwise cause merchants to lose confidence in our services, or in Internet payments systems generally, our revenues could suffer.

WE RELY ON THE INTERNET INFRASTRUCTURE, AND ITS CONTINUED COMMERCIAL VIABILITY, OVER WHICH WE HAVE NO CONTROL AND THE FAILURE OF WHICH COULD SUBSTANTIALLY UNDERMINE OUR BUSINESS STRATEGY.

Our success depends, in large part, on other companies maintaining the Internet system infrastructure, including maintaining a reliable network backbone that provides adequate speed, data capacity and security and to develop products that enable reliable Internet access and services. If the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, the infrastructure of the Internet may be unable to support the demands placed on it, and as a result the Internet's performance or reliability may suffer. Because we rely heavily on the Internet, this would make our business less profitable.

WE MAY BE SUBJECT TO POTENTIAL LIABILITY FOR INFORMATION POSTED ON OUR CORPORATE WEBSITE.

The legal obligations and potential liability of companies which provide information by means of the Internet are not well defined and are evolving. Any liability of our company resulting from information posted on, or disseminated through, our corporate website could have a material adverse effect on our business, operating results and financial condition.

NEW AND POTENTIAL GOVERNMENTAL REGULATIONS DESIGNED TO PROTECT OR LIMIT ACCESS TO CONSUMER INFORMATION COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE THE SERVICES WE PROVIDE OUR MERCHANTS.

Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting additional laws and regulations restricting the purchase, sale and sharing of personal information about customers. The laws governing privacy generally remain unsettled and it is difficult to determine whether and how existing and proposed privacy laws will apply to our business. Several states have proposed legislation that would limit the uses of personal information gathered using the Internet. Congress has also considered privacy legislation that could further regulate use of consumer information obtained over the Internet or in other ways. If legislation is passed by the individual states or Congress it would likely raise our cost of revenues, which would decrease our net profit.

OUR SYSTEMS AND OPERATIONS ARE VULNERABLE TO DAMAGE OR INTERRUPTION FROM FIRE, FLOOD, POWER LOSS, TELECOMMUNICATIONS FAILURE, BREAK-INS, EARTHQUAKE AND SIMILAR EVENTS OUTSIDE OF OUR CONTROL.

Our success depends, in part, on the performance, reliability and availability of our services. If our systems were to fail or become unavailable, such failure would harm our reputation, result in a loss of current and potential customers and could cause us to breach existing agreements. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, break-in, earthquake and similar events, and we would face significant damage as a result. In addition, our systems use sophisticated software which may in the future contain viruses that could interrupt service. For these reasons, we may be unable to develop or successfully manage the infrastructure necessary to meet current or future demands for reliability and scalability of our systems. If this happens, it is likely that we would lose customers and revenues would decrease.

WE RELY ON KEY MANAGEMENT.

Our success depends upon the personal efforts and abilities of Oleg Firer, our President and Chief Executive Officer, Jeffrey A. Tischler, our Executive Vice President and Chief Financial Officer and Yakov Shimon, our Vice President - Technology and Data Management. Our ability to operate and implement our business plan is heavily dependent on the continued service of Messrs. Firer, Tischler and Shimon, as well as our ability to attract, retain and motivate other qualified personnel, particularly in the areas of sales, marketing and management for our company. We face aggressive and continued competition for such personnel. We cannot be certain that we will be able to attract, retain and motivate such personnel in the future.

We do not maintain key-man insurance on the lives of Messrs. Firer, Tischler and Shimon. If Messrs. Firer, Tischler and Shimon were to resign or die, the loss could result in loss of sales, delays in new product and service development and diversion of management resources, and we could face high costs and substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. The loss of Messrs. Firer, Tischler or Shimon and our inability to hire, retain and motivate qualified sales, marketing and management personnel for our company would have a material adverse effect on our business and operations.

RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE A SUBSTANTIAL NUMBER OF WARRANTS OUTSTANDING AND THE SALE OF THE UNDERLYING SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

The market price of our common stock may decline because there are a large number of warrants that may be available for exercise, and the sale of shares underlying these warrants may depress the market price of our common stock. As of June 21, 2007, we had approximately 51,048,978 shares of common stock issued and outstanding, 2,114,047 outstanding and vested options, and warrants to purchase up to 8,160,000 shares of common stock. Although the holders may not exercise or convert our outstanding warrants if such conversion or exercise would cause them to own more than 9.99% of our outstanding common stock, this restriction does not prevent the holders from converting and/or exercising some of their holdings. Exercise of these options and warrants would dilute the proportionate equity interest and voting power of holders of our common stock.

OUR HISTORIC STOCK PRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR COMMON STOCK IS LIKELY TO CONTINUE TO BE VOLATILE DUE IN PART TO THE LIMITED MARKET FOR OUR SHARES, WHICH MAY MAKE IT DIFFICULT FOR YOU TO SELL OUR COMMON STOCK FOR A POSITIVE RETURN ON YOUR INVESTMENT.

The public market for our common stock has historically been very volatile. Any future market price for our shares is likely to continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors, general economic and political conditions, and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13 in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o	that a broker or dealer approve a person's account for transactions in penny stocks; and

o	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o	obtain financial information and investment experience objectives of the person; and

o
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

o	sets forth the basis on which the broker or dealer made the suitability determination; and

o	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

Acies Corporation ("Acies"), through its wholly owned subsidiary Acies, Inc., is engaged in the business of providing payment processing solutions to small and medium size merchants across the United States. Through contractual relationships with third parties to whom we outsource the providing of certain services, Acies is able to offer complete solutions for payment processing, whereby we consult with merchants to best determine their hardware and software needs; provide transaction authorization, settlement and clearing services; perform merchant acceptance and underwriting functions; program, deploy and install traditional and next-generation point-of-sale (POS) terminals; assist in the detection of fraudulent transactions; and provide customer and technical support and service on an on-going basis. We are a registered member service provider of JP Morgan Chase Bank and a Strategic Partner of Chase Paymentech Solutions, LLC.

Acies' payment processing services enable merchants to process Credit, Debit, Electronic Benefit Transfer (EBT), Check Conversion, and Gift & Loyalty transactions. Our card processing services enable merchants to accept traditional card-present transactions, including "swipe" and contactless transactions, as well as card-not-present transactions made by Internet or by mail, fax or telephone.

We outsource certain services to third parties, including the receipt and settlement of funds. In addition, we outsource for a fee certain underwriting and acceptance functions, effectively insuring against risk for entire processed transaction amounts relating to merchant fraud (while retaining the risk related to the fees representing our revenue stream and associated costs). By doing so, we intend to maintain an efficient operating structure which allows us to expand our operations without having to significantly increase fixed costs or retain certain risks associated with acceptance and underwriting of merchant accounts.

We derive the majority of our revenues from fee income related to transaction processing, which is primarily comprised of a percentage of the dollar amount of each transaction processed, as well as a flat fee per transaction. In the event that we have outsourced any of the services provided in the transaction, we remit a portion of the fee income to the third parties that have provided such outsourced services.

We market and sell our services primarily through an indirect sales channel, i.e., through independent sales agents and organizations. In addition, we market services through our direct channel, which is comprised of a limited in-house sales team.

Our cost of revenues is comprised principally of interchange and association fees which are paid to the card-issuing bank and card association, and fees paid to third parties that have provided outsourced services. The fees paid are based upon fixed pricing schedules (certain detailed costs are fixed on a per transaction and/or event basis, while others are fixed as a percentage of the dollar volume of the transaction), which are subject to periodic revision, and are without regard to the pricing charged to the merchant. Fee structures with third parties providing outsourced services are reviewed, renegotiated and/or revised on a periodic basis, and are based on mutually agreed-to expectations relating to, for instance, minimum new business volume placed within specified periods which, if not met, would result in additional charges to be paid by Acies.

Although Acies initiates and maintains the primary relationships with the merchants whose transaction processing results in our revenues, including generally having control over pricing and retaining risk as it relates to the fees comprising our revenue stream, merchants do not have written contracts with Acies, and instead have contractual agreements with the third-party processor (e.g., Chase Paymentech) to whom Acies outsources, and relies on to perform, certain services on our behalf.

We have incurred losses and experienced negative operating cash flow each year since we have become a public reporting company. For our fiscal years ended March 31, 2007 and March 31, 2006, we had a net loss of $(______) and $(_______), respectively, and we have had negative operating cash flow of $(______) and $(______), respectively.

We expect to continue to incur significant expenses. To date, our operating expenses have exceeded revenues resulting in substantial losses as we attempt to grow our business in the near term. We may never be able to reduce these losses, however, subject to continued revenue growth, we anticipate our operating results to substantially improve over the next twelve months. Beginning in the fourth quarter of fiscal 2006, we generated positive cash flow from operations due to the increased revenue. We anticipate this trend to continue over the next twelve months.

Our fiscal year ends on March 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

Our principal executive offices are located at 14 Wall Street, Suite 1620, New York, NY 10005 and our telephone number is (800) 361-5540. We are incorporated in the State of Nevada.

RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policy affects our more significant judgments used in the preparation of our financial statements:

Revenue recognition. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Substantially all of Acies’ revenue is derived from providing credit and debit card processing services, and it is recognized when the services are rendered. When a merchant has a business transaction for processing (e.g., purchases of goods or services for which payments are accepted using credit or debit cards), the amount that is discounted from the transaction amount prior to the merchant receiving net proceeds is the amount that Acies recognizes as revenue.

Revenue is recognized on a gross basis (i.e., prior to deducting expenses paid to third parties for outsourced processing and settlement services), with such determination based on Acies’ review and interpretation of current accounting promulgations, including but not limited to Emerging Issues Task Force Consensus 99-19 (“EITF 99-19”). We believe that most of the indicators of gross revenue reporting discussed in EITF 99-19 support our revenue recognition policy. Factors which were critical in our determination included, but were not limited to, the extent to which Acies has latitude in establishing price, credit risk and discretion in supplier selection.

Acies has very broad latitude in negotiating and setting the pricing paid by the merchants for electronic transactions, including all fees relating to merchants’ acceptance of credit and debit card payments. Pricing generally is unique to each merchant, and is principally based upon the merchant’s tailored needs, competitive pricing issues and a satisfactory profit margin for Acies. Although pricing varies by merchant, Acies’ costs relating to these transactions, paid to third-party processors and others to whom Acies outsources certain functions, are generally fixed and are based upon predetermined cost schedules which apply regardless of the pricing agreed to by the merchant. Acies control of pricing is critical to the determination of profitability as it relates to any given merchant.

Acies has credit risk relating to the revenue it recognizes. Should there be a problem with any given transaction, or with fraudulent conduct by any given merchant, Acies is not generally liable for the underlying value of a transaction (i.e., the amount paid by a consumer of a product or service paid for by credit or debit card). We are, however, generally liable for the transaction costs (as described above), even if we do not receive the revenue relating to the transaction.

Although Acies is generally not a formal party to a merchant agreement, we do have a choice of third-party processors and servicers to whom we may outsource certain on-going functions relating to any given merchant account and its related transactions. We generally make such a selection based on which processing platform works best for a merchant’s particular business model and payment processing needs. In addition, we have the contractual authority to switch an account from one third-party processor to another, assuming that the merchant agrees to do so.

The above factors, along with Acies being the primary point of contact in the acquiring and on-going servicing of its merchants, as well as the full spectrum of services that Acies provides to its merchants, have led Acies to the judgment that gross revenue reporting is the most appropriate accounting treatment. In addition, we believe that based on our business model, our investors and other readers of our financial statements benefit greatly from this presentation as it exhibits the impact on profitability of the Company’s pricing policies.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which and entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS No. 123 shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The impact of the adoption of this new accounting pronouncement is included in the footnotes to the financial statements.